PRESS RELEASE

Board Changes

January 30 2006, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) announces that John Kruzick is retiring from his positions as Chairman of the Board and Director of the Company effective immediately.  In addition, Sharon Ross is retiring from her positions as Corporate Secretary and Director of the Company, also effective immediately.  Cliff Davis will assume the role of Chairman of the Board of Directors, effective immediately.

In making this announcement, President and CEO Chris Bradbrook stated, "John Kruzick, founder of the Company, has been instrumental in its success to-date.  John has also been instrumental in initiating the enhancement of the management and board of the Company, which changed the Company’s strategic direction and focus from exploration to the potential development of the New Afton resource into a new underground mine.  Sharon Ross has worked with John since the formation of the Company and has been a key contributor to the success of New Gold to date.

On behalf of the Board, management and our shareholders, I wish to express our tremendous appreciation and admiration for both John and Sharon’s determination and dedication in advancing the Company to its present stage while maintaining its excellent capital structure.  We greatly appreciate the fact that this provides the current management and board a tremendous platform with which to build from for the future.  We wish them both all the best with their retirements.”

New Gold is in excellent financial condition with cash of approximately CDN$17 million and no debt. The Company has only 15.5 million shares outstanding and 17.3 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates. This press release discusses the results of a scoping study, which is a "preliminary assessment" as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used. U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a 'resource falling within the mine plan' will ever be converted into 'reserves' within the definition of that term in SEC Industry Guide 7. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.
WARNING: The Company relies upon litigation protection for "forward-looking" statements.